Exhibit 3

3Q 2019 RESULTS October 25, 2019

This presentation contains forward-looking statements. In some cases, these statements can be identified by the use of forward-looking words such as “may,” “should,” “could,” “anticipate,” “estimate,” “expect,” “plan,” “believe,” “predict,” “potential” and “intend” or other similar words. These forward-looking statements reflect current expectations and projections about future events of CEMEX Holdings Philippines, Inc. (“CHP”) based on CHP’s knowledge of present facts and circumstances and assumptions about future events. These statements necessarily involve risks and uncertainties that could cause actual results to differ materially from CHP’s expectations. Some of the risks, uncertainties and other important factors that could cause results to differ, or that otherwise could have an impact on CHP or its subsidiaries, include, but are not limited to, the cyclical activity of the construction sector; CHP’s exposure to other sectors that impact CHP’s business, such as the energy sector; competition; general political, economic and business conditions in the markets in which CHP operates; the regulatory environment, including environmental, tax, antitrust and acquisition-related rules and regulations; CHP’s ability to satisfy its debt obligations and the ability of CEMEX, S.A.B. de C.V. (“CEMEX”), the ultimate parent company of the major shareholder of CHP, to satisfy CEMEX’s obligations under its material debt agreements, the indentures that govern CEMEX’s senior secured notes and CEMEX’s other debt instruments; expected refinancing of CEMEX’s existing indebtedness; the impact of CEMEX’s below investment grade debt rating on CHP’s and CEMEX’s cost of capital; CEMEX’s ability to consummate asset sales and fully integrate newly acquired businesses; achieve cost-savings from CHP’s cost-reduction initiatives and implement CHP’s pricing initiatives for CHP’s products; the increasing reliance on information technology infrastructure for CHP’s invoicing, procurement, financial statements and other processes that can adversely affect operations in the event that the infrastructure does not work as intended, experiences technical difficulties or is subjected to cyber-attacks; weather conditions; natural disasters and other unforeseen events; and the other risks and uncertainties described in CHP’s public filings. Readers are urged to read these presentations and carefully consider the risks, uncertainties and other factors that affect CHP’s business. The information contained in these presentations is subject to change without notice, and CHP is not obligated to publicly update or revise forward-looking statements. Unless the context indicates otherwise, all references to pricing initiatives, price increases or decreases, refer to CHP’s prices for products sold or distributed by CHP or its subsidiaries. Copyright CEMEX Holdings Philippines, Inc. and its subsidiaries 2

2019 Updates ✓ Solid Cement ranked as one of the best-in-class1 in operative efficiency within CEMEX for 3Q19. ✓ APO Cement ranked as one of the best-in-class1 in quality within CEMEX for 3Q19. ✓ One-year anniversary of CEMEX Go in the Philippines; client-adoption rate at 96% for 3Q19. ✓ Achieved 3 pp reduction year-over-year in distribution cost, as a percentage to sales, for 9M19; targeting decline of 2-3 pp for the full year. 1 Based on CEMEX’s Cement Plants Dashboard 3

Domestic Cement Volumes and Prices 9M19 vs. 3Q19 vs. 3Q19 vs. 9M18 3Q18 2Q19 Domestic Volume (3%) (6%) (2%) Cement Price (PHP) 5% 3% (2%) Domestic cement volumes decreased by 6% year-over-year during the third quarter. • Performance reflects lower year-over-year construction activity, mainly related to public infrastructure. • Delays in infrastructure projects affected private investment On a year-to-date basis, domestic cement volumes decreased by 3% compared with the same period last year. Domestic cement prices were 3% higher year-over-year during the third quarter, a result of price adjustments implemented in 2018. On a year-to-date basis, domestic cement prices were 5% higher compared with the same period last year. 4

Net Sales Net sales increased by 2% year-over-year during 9M19. Net Sales1 For the third quarter, net sales declined by 3% compared with the same period last year, due to lower volumes. 1 5 Millions of Philippine Pesos

Private Sector Construction employment increased by 4% year-over-year during the third quarter. At 4.0 million persons, this represents the lowest level for 9M19. Residential sector activity remained flat, though macroeconomic fundamentals remain stable, given muted inflation effects, higher disposable income, lower borrowing rates, and steady remittances. The non-residential sector appears to have slowed down as delays in the implementation of key public construction projects has affected private construction activity. In addition, proposed rationalization of fiscal incentives for enterprises inside economic zones dragged private investor sentiment during the quarter. Employment in Construction (M Persons) 1 6 Source: Philippine Statistics Authority

Public Sector Disbursements on Infrastructure and Capital Outlays (in PHP billion) +31% 240 220 +53% +49% 200 180 +34% 160 140 120 100 +57% -11% 80 -6% +6% -13% 60 -0.4% -40% 40 -57% 20 1Q18 2Q18 3Q18 4Q18 Jan Feb Mar Apr May Jun Jul Aug 19 19 19 19 19 19 19 19 % Refers to year-over-year growth Source: Department of Budget and Management Infrastructure and Capital Outlay was lower-than-expected despite expectations that spending would pick-up during the third quarter. During July and August, Disbursements on Infrastructure and Capital Outlays by the government were 12% lower versus the same period in 2018. 7

Cost of Sales


Cost of Sales
(% of net sales)
62%
59%
59%
59%
3Q18
3Q19
9M18
9M19


Fuel and Power
(% of cost of sales)
Fuel
Power
22%
22%
22%
19%
24%
23%
20%
19%
3Q18
3Q19
9M18
9M19

Cost of sales, as a percentage of sales, during **9M19** remained flat at 59%.

- Efficiencies derived from power and fuels mitigated additional costs from scheduled kiln maintenance of our Solid Cement, and higher sales of imported cement and cement produced with outsourced clinker during 1H19.

Cost of sales, as a percentage of sales, was 3 pp lower year-over-year in **3Q19**.

- On a unitary basis, **fuel costs** and **power costs** declined mid-single-digits, as a result of using a new coal mix and benefits from lower electricity rates.

8

Operating Expenses Distribution Selling and Administrative (% of net sales) (% of net sales) 20% 18% 20% 17% 12% 13% 12% 13% 3Q18 3Q19 9M18 9M19 3Q18 3Q19 9M18 9M19 Distribution expenses, as a percentage of sales, decreased by 3 pp year-over-year for 9M19 mainly due to lower double-handling, and supply-chain-optimization initiatives. Selling and administrative expenses, as a percentage of sales, were 0.4 pp higher for 9M19, versus the same period in 2018. 9

Operating EBITDA and Operating EBITDA Margin Operating EBITDA Variation1 18% 14% 19% 16% % Refers to operating EBITDA margin 1 Millions of Philippine Pesos Third quarter operating EBITDA increased by 28% year-over-year with an operating EBITDA margin of 18%. Year-to-date, operating EBITDA increased by 21% year-over-year with an operating EBITDA margin of 19%. 10

Net Income Net income for 9M19 benefited mainly from higher operating earnings, foreign exchange gains and lower income tax expenses. Higher financial expenses due to increases in debt level and benchmark rates. Unrealized foreign exchange losses amounting to PHP 146 million booked in the third quarter due a higher Philippine Peso exchange rate2 at the end of September 2019 versus the end of June 2019. Third Quarter January—September (In Millions of Philippine Pesos) 2019 2018 % var 2019 2018 % var Operating earnings 649 338 92% 2,117 1,446 46% Financial expenses, net (352) (272) (29%) (1,067) (799) (34%) Foreign exchange gain (loss), net (146) (72) (105%) 128 (546) N/A Net income (loss) before income taxes 150 (6) N/A 1,177 101 1066% Income tax benefit (expenses) (78) (73) (7%) (303) (764) 60% Consolidated net income (loss) 72 (79) N/A 875 (663) N/A 1 Millions of Philippine Pesos 2 PHP/US$ 51.83 as of end 3Q19 vs PHP/US$ 51.24 as of end 2Q19 Net Income1 875 72 - 663 - 79 3Q18 3Q19 9M18 9M19 11

3Q 2019 FREE CASH FLOW & GUIDANCE

Free Cash Flow January—September Third Quarter 2019 2018 % var 2019 2018 % var Operating EBITDA 3,446 2,850 21% 1,075 840 28% - Net Financial Expenses 1,067 799 352 272 - Maintenance Capex 386 493 28 131 - Change in Working Capital (1,140) (778) (583) (30) - Income Taxes Paid 274 420 93 177 - Other Cash Items (net) (32) (8) (22) 6 Free Cash Flow after 2,891 1,924 50% 1,204 285 323% Maintenance Capex - Strategic Capex 2,040 233 1,641 49 Free Cash Flow 851 1,691 (50%) (437) 236 N/A Millions of Philippine Pesos Free cash flow during 9M19 reached PHP 2.9 billion after maintenance CAPEX and PHP 851 million after total CAPEX. Benefit from working capital was due to one-time collection of insurance claims and lower inventory of materials and spare parts.

Solid Cement Plant Capacity Expansion Civil works are ongoing, mainly related to excavation and foundation works for the different buildings/structures of the project. Vertical cement mill for the new line also arrived during the quarter. New line expected to start operations in the second quarter of 2021. Expected total investment of US$235 million 14

2019 Guidance Cement volumes Flat PHP 975 million Maintenance CAPEX Capital expenditures PHP 4,700 million Solid Cement Plant Expansion CAPEX PHP 5,675 million Total CAPEX 15

Update regarding the Stock Rights Offering ✓ Initiated the corresponding processes with the Securities and Exchange Commission of the Philippines and the Philippine Stock Exchange, following approval of stockholders to increase the authorized capital stock of CHP during a special meeting of stockholders held on October 16, 2019. ✓ Subject to having the corresponding approvals, CHP currently expects that the SRO would be finalized during the first quarter of 2020. ✓ CHP to disclose the terms and conditions of the SRO on a later date as is standard for these types of transactions. 16

Q&A SESSION 3Q 2019 RESULTS

3Q 2019 APPENDIX

Debt Maturity Profile Leases Related Party Loans1 6,317 BDO Debt 32 Total Debt: PHP 20,235 4,493 5,840 Avg. life of debt2: 5.3 years 34 3 104 Net Debt to EBITDA : 4.4x 4,834 1,749 535 5,806 4,389 1,152 244 1,074* 383 1,451 243 35 22 209 35 140 140 2019 2020 2021 2022 2023 2024 2025 2026 ≥ 2027 All amounts in millions of Philippine Pesos 1 Related Party Loans pertain to loans with CEMEX Asia B.V. (“CABV”) 2 Based on weighted average life of debt 3 Last 12 months Consolidated EBITDA 19 * Maturity date of APO Cement-CABV loan extended to April 2020

Additional Debt Information Third Quarter Second Quarter 2019 2018 % var 2019 Total debt(1)(2) 20,235 17,769 14% 21,162 Short term 9% 5% 8% Long term 91% 95% 92% Cash and cash equivalents 2,592 2,517 3% 4,275 Net debt 17,643 15,252 16% 16,887 Leverage Ratio(3) 4.04 4.84 Coverage Ratio(3) 3.40 3.28 Note: All amounts in millions of Philippine Pesos, except percentages and ratios 1 U.S. dollar debt converted using end-of-period exchange rates 2 Includes leases, in accordance with Philippine Financial Reporting Standards (PFRS). 3 Based on BDO Loan Facility financial covenants which we are required to comply commencing in June 2020 20

Definitions 9M19 / 9M18 Results for the first nine months of the years 2019 and 2018, respectively PHP Philippine Pesos Pp Percentage points Prices All references to pricing initiatives, price increases or decreases, refer to our prices for our products. Operating EBITDA Operating earnings before other expenses, net, plus depreciation and operating amortization. Free Cash Flow Operating EBITDA minus net interest expense, maintenance and strategic capital expenditures, change in working capital, taxes paid, and other cash items (net other expenses less proceeds from the disposal of obsolete and/or substantially depleted operating fixed assets that are no longer in operation), Maintenance Capital Investments incurred for the purpose of ensuring the company’s operational continuity. These include capital expenditures Expenditures on projects required to replace obsolete assets or maintain current operational levels, and mandatory capital expenditures, which are projects required to comply with governmental regulations or company policies, Strategic capital investments incurred with the purpose of increasing the company’s profitability. These include capital expenditures on expenditures projects designed to increase profitability by expanding capacity, and margin improvement capital expenditures, which are projects designed to increase profitability by reducing costs. Change in Working capital in Only include trade receivables, trade payables, receivables and payables from and to related parties, other current the Free cash flow receivables, inventories, other current assets, and other accounts payable and accrued expense. statements Net Debt Total debt (debt plus leases) minus cash and cash equivalents. 21

Contact Information Investor Relations Stock Information In the Philippines PSE: +632 8849 3600 CHP chp.ir@cemex.com 22